FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Dated January 31, 2019

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Aktiebolaget Svensk Exportkredit

Swedish Export Credit Corporation

(Translation of Registrant’s Name into English)

Klarabergsviadukten

61-63

SE-101 23 Stockholm

Sweden

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Incorporation by Reference

This Report on Form 6-K, including the exhibits hereto, is hereby incorporated by reference, in its entirety, into the registration statement on Form F-3 (File No. 333-221336) of Aktiebolaget Svensk Exportkredit (publ) (“SEK”).

This Report comprises the following:

1. Registrant’s report for the fourth quarter of 2018.

2. Table of unaudited consolidated capitalization of the Registrant at (attached as Exhibit 99.2 hereto).

AB Svensk Exportkredit

Swedish Export Credit Corporation

Year-end report 2018

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 31, 2019

AB Svensk Exportkredit

(Swedish Export Credit Corporation)

By:	/s/ Catrin Fransson

Catrin Fransson, Chief Executive Officer

3

AB Svensk Exportkredit Swedish Export Credit Corporation

Summary

Net interest revenues, quarterly

Operating profit, quarterly

After-tax return on equity, quarterly

Total capital ratio, quarterly

January-December 2018

(Compared to January-December 2017)

•        Net interest income Skr 1,442 million (2017: Skr 1,683 million)

•        Operating profit Skr 852 million (2017: Skr 1,007 million)

•        Net profit Skr 648 million (2017: Skr 772 million)

•        New lending Skr 57.0 billion (2017: Skr 89.3 billion)

•        Basic and diluted earnings per share Skr 162 (2017: Skr 193)

•        After-tax return on equity 3.6 percent (2017: 4.5 percent)

Fourth quarter of 2018

(Compared to the fourth quarter of 2017)

•        Net interest income Skr 378 million (4Q17: Skr 405 million)

•        Operating profit Skr 255 million (4Q17: Skr 341 million)

•        Net profit Skr 194 million (4Q17: Skr 263 million)

•        New lending Skr 17.7 billion (4Q17: Skr 11.5 billion)

•        Basic and diluted earnings per share Skr 49 (4Q17: Skr 66)

•        After-tax return on equity 4.3 percent (4Q17: 6.0 percent)

Equity and balances

(Compared to December 31, 2017)

•        Total capital ratio 20.1 percent (year-end 2017: 23.0 percent)

•        Total assets Skr 302.0 billion (year-end 2017: Skr 264.4 billion)

•        Loans, outstanding and undisbursed Skr 260.0 billion (year-end 2017: Skr 268.0 billion)

•        Proposed ordinary dividend Skr 194 million (year-end 2017: Skr 232 million)

Statement by the CEO

Strong Swedish exports despite economic slowdown

Swedish exports show positive signs despite indications of an economic slowdown. According to SEK’s Export Credit Trends Survey, exporters’ financial positions remain healthy even as the index declined to 65 from 75. Companies’ recruitment plans have also been revised downward, from a high level. Compared with small and medium-sized enterprises, large companies have adopted a more skeptical future outlook.

An increasing proportion of companies are experiencing concerns with regard to their customers’ capacity to finance their purchases. Inadequate access to finance risks reducing order intakes, which may ultimately lead to lower growth.

In the fourth quarter, new lending was Skr 17.7 billion, which was higher year-on-year (4Q17: Skr 11.5 billion). However, new lending declined to Skr 57.0 billion on an annual basis (2017: Skr 89.3 billion), which was due, inter alia, to CIRR loans as a percentage of new lending being down significantly compared with last year. CIRR loans are often part of major transactions that occur less frequently, and 2017 was an exceptional year. Moreover, access to finance in the banking and capital markets has been good, which favored the Swedish export industry but resulted in a lower demand for financing from SEK.

Year-on-year, net interest income was down and totaled Skr 1,442 million (2017: Skr 1,683 million). Net interest income was negatively impacted due to the higher resolution fee that SEK in 2018 paid to the Swedish National Debt Office, and higher average borrowing costs since SEK did not issue any structured debt in the Japanese market during the first five months of the year.

Operating profit for 2018 was down year-on-year at Skr 852 million (2017: Skr 1,007 million).

SEK has been extremely active with initiatives to reach new clients, primarily medium-sized companies. Between 2017 and 2018, the number of clients increased 12 percent.

Collaboration with other market participants is crucial to SEK’s success. In 2018, we deepened our partnership with other export pro-moters in Team Sweden at both national and regional levels. Collaboration raises our exposure and thus generates greater opportunities to offer finance to Sweden’s export industry. SEK continues to have high liquidity for new lending and is well prepared to meet the future financing needs of the Swedish export industry.

“Efforts to attract new clients have been successful, and today, SEK has more clients than ever before”

Catrin Fransson Chief Executive Officer

Operations

New lending, quarterly

SEK’s markets for new lending

Jan-Dec 2018

New clients and broadened business

Efforts to solicit new clients were successful in 2018, primarily because the focus on medium-sized companies resulted in business with new clients.

SEK has also broadened its business with many existing clients who now utilize a larger portion of SEK’s offering.

There is a high access to finance in the banking and capital markets. This impacted new lending, which was down year-on-year.

Loans covered by the officially supported export credits system (CIRR) as a percentage of new lending were significantly down compared to the same period last year.

CIRR loans are often part of major transactions that occur less frequently, which means that new lending in this respect varies between quarters and years.

Total new lending amounted to Skr 57.0 billion (2017: Skr 89.3 billion).

New lending

Skr bn	Jan-Dec 2018	Jan-Dec 2017
Lending to Swedish exporters[1]	18.0	21.6
Lending to exporters’ customers[2]	39.0	67.7
Total	57.0	89.3
CIRR loan as percentage of new lending	9%	41%

1      Of which Skr 0.0 billion (year-end 2017: Skr 0.7 billion) had not been disbursed at period end.

2       Of which Skr 5.1 billion (year-end 2017: Skr 35.1 billion) had not been disbursed at period end.

New borrowing, quarterly

Long-term borrowing

SEK’s markets for new borrowing

Jan-Dec 2018

Diversified borrowing

New borrowing in 2018 was lower than in 2017, particularly with regards to structured debt.

As a consequence of efforts to adapt to the new Markets in Financial Instruments Directive (also known as MiFID II) regulations, SEK did not issue any structured debt in the Japanese market in the first five months of the year.

In the fourth quarter of 2018, SEK issued a three-year, USD 1 billion benchmark bond.  During 2018, SEK issued four benchmark bonds, totaling USD 4.3 billion.

In November 2018, SEK’s USD 250 million subordinated debt due November 14, 2023 was redeemed early.

SEK continues to have high liquidity for new lending and is well prepared to meet the future financing needs of the Swedish export industry.

SEK’s borrowing

Skr bn	Jan-Dec 2018	Jan-Dec 2017
New long-term borrowings	60.4	82.4
Outstanding senior debt	257.8	224.8
Repurchase and redemption of own debt	9.9	38.7

Comments on the consolidated financial accounts

January-December 2018

Operating profit amounted to Skr 852 million (2017: Skr 1,007 million). Net profit amounted to Skr 648 million (2017: Skr 772 million).

Net interest income

Net interest income amounted to Skr 1,442 million (2017: Skr 1,683 million), a decrease of 14 percent compared to the previous year. Net interest income was affected negatively by Skr 73 million due to a higher resolution fee of Skr 266 million (2017: Skr 193 million), which SEK is required to pay to a fund to support the recovery of credit institutions. In 2018, the resolution fee amounted to 0.125 percent of the calculation basis (2017: 0.09 percent), which essentially corresponds to SEK’s debt-financed assets less the CIRR loans. In 2019, the resolution fee will go back to 0.09 percent and beginning in 2020, it will be 0.05 percent.

Net interest income was also affected negatively by higher average borrowing costs.

Skr bn, average	Jan-Dec 2018	Jan-Dec 2017	Change
Total loans	202.2	201.9	0%
Liquidity investments	67.2	64.0	5%
Interest-bearing assets	269.3	265.9	1%
Interest-bearing liabilities	242.4	241.0	1%

Net results of financial transactions

The financial item net results of financial transactions amounted to Skr 19 million (2017: Skr -102 million). The result was mainly due to realized gains related to repurchase of SEK’s own debt and early redemption of loans. This was offset by unrealized losses in fair value of assets in the liquidity portfolio and on derivatives.

Operating expenses

Skr mn	Jan-Dec 2018	Jan-Dec 2017	Change
Personnel expenses	-311	-320	-3%
Other administrative expenses	-231	-232	0%
Depreciation and impairment of non-financial assets	-40	-45	-11%
Total operating expenses	-582	-597	-3%

Operating expenses decreased 3 percent compared to the previous year, due to decreased personnel expenses and depreciation and impairment of non-financial assets. Beginning in 2017, SEK introduced a system for individual variable remuneration for permanent employees with customer or business responsibility, with the exception of members of the executive management team. No provision was made in 2018 for the individual variable remuneration (2017: Skr 7 million).

Net credit losses

Net credit losses amounted to Skr 7 million (2017: Skr 51 million). The positive result was attributable to changes in the macroeconomic forecasting scenario and risk factors in accordance with IFRS 9 procedures. Further impairment of stage 3 credits offset much of these changes. See Note 4.

Loss allowances as of December 31, 2018 amounted to Skr -139 million compared to Skr -137 million as of January 1, 2018 of which exposures in stage 3 amounted to Skr -84 million (January 1, 2018: Skr -66 million).  The reserve was affected negatively by unfavorable exchange rate effects.

Other comprehensive income

The financial item other comprehensive income before tax amounted to Skr 301 million (2017: Skr -128 million), mainly due to a reversal of a previous reserve for parameter uncertainty related to credit spreads on SEK’s own debt.

October-December 2018

Operating profit for the fourth quarter of 2018 amounted to Skr 255 million (4Q17: Skr 341 million). Net profit amounted to Skr 194 million (4Q17: Skr 263 million).

Net interest income

Net interest income for the fourth quarter of 2018 amounted to Skr 378 million (4Q17: Skr 405 million), a decrease of 7 percent compared to the same period in the previous year. Net interest income was affected negatively by a higher resolution fee of Skr 66 million (4Q17: Skr 48 million), which SEK is required to pay to a fund to support the recovery of credit institutions, effects from a divested investment portfolio, as well as higher average borrowing costs. This was offset by increased interest income due to higher average liquidity investments.

Skr bn, average	Oct-Dec 2018	Oct-Dec 2017	Change
Total loans	210.0	194.6	8%
Liquidity investments	76.5	66.0	16%
Interest-bearing assets	286.5	260.6	10%
Interest-bearing liabilities	257.0	237.4	8%

Net results of financial transactions

The financial item net results of financial transactions for the fourth quarter of 2018 amounted to Skr 56 million (4Q17: Skr 41 million).  Valuation effects from foreign exchange swaps and basis spreads, as well as realized gains on early redemption of loans had a positive impact. Unrealized value changes related to the change in the credit spreads of SEK´s counterparties had a negative impact.

Operating expenses

Skr mn	Oct-Dec 2018	Oct-Dec 2017	Change
Personnel expenses	-88	-85	4%
Other administrative expenses	-60	-61	-2%
Depreciation and impairment of non-financial assets	-15	-10	50%
Total operating expenses	-163	-156	4%

Operating expenses increased somewhat compared to the same period in the previous year, mainly due to increased depreciation and impairment of non-financial assets. No provision was made for the individual variable remuneration (4Q17: Skr 2 million).

Net credit losses

Net credit losses for the fourth quarter of 2018 amounted to Skr -1 million (4Q17: Skr 58 million). The negative result was mainly due to increased origination and acquisition. See Note 4.

Statement of Financial Position

Total assets and liquidity investments

The financial item total assets increased compared to the end of 2017, mainly due to disbursements of loans and the purchase of liquidity investments due to new funding.

Skr bn	December 31, 2018	December 31, 2017	Change
Total assets	302.0	264.4	14%
Liquidity investments	78.6	55.7	41%
Outstanding loans	209.2	195.1	7%
of which loans in the CIRR-system	69.9	49.1	42%

Total exposures amounted to Skr 337.4 billion on December 31, 2018 (year-end 2017: Skr 327.2 billion). SEK’s exposures to central governments, regional governments and corporates have increased while exposures to financial institutions have decreased. See Note 10.

Liabilities and equity

As of December 31, 2018, the aggregate volume of available funds and shareholders’ equity exceeded the aggregate volume of loans outstanding and loans committed at all maturities. Accordingly, SEK considers all of its outstanding commitments to be covered through maturity.

In 2018, SEK has a credit facility in place with the Swedish National Debt Office of up to Skr 125 billion. To date, SEK has not utilized the credit facility. The credit facility can only be utilized for loans covered by the CIRR and should be a reserve when funding markets are not available to SEK. In December 2018, the Swedish Parliament confirmed that the credit facility will continue to be available in 2019 in an amount up to Skr 125 billion.

Capital adequacy

As of December 31, 2018, the total capital ratio was 20.1 percent (year-end 2017: 23.0 percent). The decrease in the total capital ratio is mainly due to Tier 2 capital being redeemed early  (see “Other events” below). SEK maintains strong capitalization in relation to the capital target, with a total capital ratio that exceeds the total capital adequacy requirement of Finansinspektionen (the Swedish FSA) by 3.6 percentage points, and has a healthy liquidity.

Percent	December 31, 2018	December 31, 2017
Common Equity Tier 1 capital ratio	20.1	20.6
Tier 1 capital ratio	20.1	20.6
Total capital ratio	20.1	23.0
Leverage ratio	5.6	5.9
Liquidity coverage ratio (LCR)	266	169
Net stable funding ratio (NSFR)	144	140

Rating

	Skr	Foreign currency
Moody’s	Aa1/Stable	Aa1/Stable
Standard & Poor’s	AA+/Stable	AA+/Stable

Other events

On November 14, 2013, SEK issued the following Tier 2 instrument: “USD 250,000,000 Fixed Rate Resettable Dated Subordinated Instruments due 14 November 2023” (EMTN 5487). SEK called EMTN 5487 early and redeemed it on November 14, 2018.

To increase customer focus, SEK has implemented organizational changes in two stages. In the first stage, Jens Hedar, Head of Large Corporates, and Andreas Ericson, Head of Mid Corporates, have been appointed as new members of SEK’s executive management. These changes also mean that one managerial level has been removed. The change became effective on October 15, 2018. In the next stage, three new roles were created: Executive Vice President, Strategic Partnerships and Relationships; Chief Financial Officer (CFO); and Head of Business Development, Business Support and Transformation. Per Åkerlind, previously Executive Vice President and Head of Treasury and Capital Management at SEK, has been appointed as Executive Vice President, Strategic Partnerships and Relationships. Stefan Friberg, formerly Chief Risk Officer at SEK, has been appointed CFO and Susanna Rystedt, who previously held the role of Chief Administrative Officer at SEK, has been appointed as Head of Business Development, Business Support and Transformation.  In conjunction with the introduction of these roles, the roles of Head of Treasury and Capital Management and Chief Administrative Officer have been removed and the accounting and treasury units have been reorganized under the same manager, the CFO. The change also means that the Head of Sustainability will report to the Executive Vice President, Strategic Partnerships and Relationships instead of the CEO. Irina Slinko has been appointed as acting Chief Risk Officer. This stage of organizational changes became effective on January 1, 2019.

Hélène Westholm chose to leave the Board of Directors of SEK (the “Board”) after approximately one year of service, effective January 31, 2019.  On January 31, 2019, the Board determined that Hanna Lagercrantz will be a Board observer (Sw: adjungerad ledamot) until her election to the Board, which is expected to occur at the next Annual General Meeting on March 28, 2019.

Risk factors and the macro environment

Various risks arise as part of SEK’s operations. SEK’s primary exposure is to credit risk, but the company is also exposed to market, liquidity, refinancing, operational and sustainability risks. For a more detailed description of SEK’s risk factors, refer to the Risk and Capital Management section in SEK’s 2017 Annual Report. Sweden’s GDP grew at a rate of 1.6 percent in the third quarter of 2018 on an annualized basis. Sweden’s unemployment rate was 6.1 percent (November 2018). The consumer price index rose 2.0 percent (November 2018) on an annualized basis and the repo rate was negative at 0.25 percent. According to Statistics Sweden (SCB), in the third quarter of 2018, Swedish exports increased 0.3 percent compared to the prior quarter. Exports of goods decreased 0.5 percent and exports of services increased 2.0 percent. While the Swedish economy has continued to post a healthy growth rate, some of the economic indicators point toward a slight slowdown. Growth in world trade has slowed during the year. Global macroeconomic indicators have weakened and there is a growing expectation of a slow down in global activity and anxiety exist regarding trade and geopolitical risks. 2018 has been an eventful year and two events have been particularly salient on the global agenda: the negotiations for the UK’s withdrawal from the EU, and the trade conflict between the US and China. On Brexit, in November 2018, negotiators from the EU and the UK agreed on a draft exit agreement, which was later approved at the highest political level by the Heads of State or Government of the EU countries. The UK House of Commons voted to reject the proposition. SEK is well prepared for Brexit.

Financial targets

Profitability target	A return on equity of at least 6 percent over time.
Dividend policy	Payment of an ordinary dividend of 30 percent of the profit for the year.
Capital target

Under normal conditions, SEK’s total capital ratio is to exceed the Swedish FSA’s total capital adequacy requirement by 1 to 3 percentage points. Currently, the capital target means that the total capital ratio should amount to 17-19 percent.

Key performance indicators

Skr mn (if not otherwise indicated)	Oct-Dec 2018	Jul–Sep 2018	Oct-Dec 2017	Jan-Dec 2018	Jan–Dec 2017
New lending	17,752	12,662	11,517	57,015	89,305
of which to Swedish exporters	7,447	2,216	6,436	18,014	21,643
of which to exporters’ customers	10,305	10,446	5,081	39,001	67,662
CIRR-loans as a percentage of new lending	13%	11%	11%	9%	41%
Loans, outstanding and undisbursed	260,040	264,760	268,034	260,040	268,034

New long-term borrowings	16,076	18,173	11,819	60,411	82,441
Outstanding senior debt	257,847	254,013	224,833	257,847	224,833

After-tax return on equity	4.3%	3.2%	6.0%	3.6%	4.5%
Proposed ordinary dividend	—	—	—	194	232

Common Equity Tier 1 capital ratio	20.1%	20.1%	20.6%	20.1%	20.6%
Tier 1 capital ratio	20.1%	20.1%	20.6%	20.1%	20.6%
Total capital ratio	20.1%	20.1%	23.0%	20.1%	23.0%
Leverage ratio	5.6%	5.6%	5.9%	5.6%	5.9%
Liquidity coverage ratio (LCR)	266%	494%	169%	266%	169%
Net stable funding ratio (NSFR)	144%	140%	140%	144%	140%

See definitions on page 30.

Consolidated Statement of Comprehensive Income in summary
(unaudited except for Jan-Dec 2017)

Skr mn	Note	Oct-Dec 2018	Jul–Sep 2018	Oct-Dec 2017	Jan-Dec 2018	Jan–Dec 2017
Interest income		1,466	1,374	1,019	5,153	3,896
Interest expenses		-1,088	-1,038	-614	-3,711	-2,213
Net interest income	2	378	336	405	1,442	1,683

Net fee and commission expense		-13	-6	-7	-32	-28
Net results of financial transactions	3	56	-5	41	19	-102
Other operating income		-2	—	—	-2	—
Total operating income		419	325	439	1,427	1,553

Personnel expenses		-88	-66	-85	-311	-320
Other administrative expenses		-60	-48	-61	-231	-232
Depreciation and impairment of non-financial assets		-15	-8	-10	-40	-45
Total operating expenses		-163	-122	-156	-582	-597

Operating profit before credit losses		256	203	283	845	956

Net credit losses	4	-1	-22	58	7	51
Operating profit		255	181	341	852	1,007

Tax expenses		-61	-39	-78	-204	-235
Net profit[1]		194	142	263	648	772

Other comprehensive income related to:
Items to be reclassified to profit or loss
Available-for-sale securities		—	—	-5	—	-33
Derivatives in cash flow hedges		-5	-7	-12	-25	-91
Tax on items to be reclassified to profit or loss		2	1	3	6	27
Net items to be reclassified to profit or loss		-3	-6	-14	-19	-97

Items not to be reclassified to profit or loss
Own credit risk		64	126	—	374	—
Revaluation of defined benefit plans		-18	—	-9	-48	-4
Tax on items not to be reclassified to profit or loss		-10	-28	2	-72	1
Net items not to be reclassified to profit or loss		36	98	-7	254	-3
Total other comprehensive income		33	92	-21	235	-100
Total comprehensive income[1]		227	234	242	883	672

1      The entire profit is attributable to the shareholder of the Parent Company.

Skr
Basic and diluted earnings per share[2]	49	36	66	162	193

2      Net profit divided by average number of shares, which amounts to 3,990,000 for each period.

Consolidated Statement of Financial Position
(unaudited except for Jan-Dec 2017)

Skr mn	Note	December 31, 2018	December 31, 2017
Assets
Cash and cash equivalents	5	2,416	1,231
Treasuries/government bonds	5	11,117	4,382
Other interest-bearing securities except loans	5	48,665	39,807
Loans in the form of interest-bearing securities	4, 5	36,781	41,125
Loans to credit institutions	4, 5	27,725	23,198
Loans to the public	4, 5	161,094	141,111
Derivatives	5, 6	6,529	7,803
Tangible and intangible assets		69	88
Other assets		4,980	3,556
Prepaid expenses and accrued revenues		2,657	2,091
Total assets		302,033	264,392

Liabilities and equity
Borrowing from credit institutions	5	2,247	2,317
Debt securities issued	5	255,600	222,516
Derivatives	5, 6	21,934	16,480
Other liabilities		1,069	826
Accrued expenses and prepaid revenues		2,583	2,063
Deferred tax liabilities		276	531
Provisions		85	45
Subordinated liabilities	5	—	2,040
Total liabilities		283,794	246,818

Share capital		3,990	3,990
Reserves		-153	30
Retained earnings		14,402	13,554
Total equity		18,239	17,574

Total liabilities and equity		302,033	264,392

Consolidated Statement of Changes in Equity in Summary
(unaudited except for Jan-Dec 2017)

			Reserves
Skr mn	Equity	Share capital	Hedge reserve	Fair value reserve	Own credit risk	Defined benefit plans	Retained earnings
Opening balance of equity January 1, 2017	17,136	3,990	96	35		-1	13,016
Net profit Jan-Dec, 2017	772						772
Other comprehensive income Jan-Dec, 2017	-100		-71	-26		-3
Total comprehensive income Jan-Dec, 2017	672		-71	-26		-3	772
Dividend	-234						-234
Closing balance of equity December 31, 2017[1]	17,574	3,990	25	9		-4	13,554
Effects of the implementation of IFRS 9[2]	14			-9	-409		432
Adjusted opening balance of equity January 1, 2018	17,588	3,990	25	—	-409	-4	13,986
Net profit Jan-Dec, 2018	648						648
Other comprehensive income Jan-Dec, 2018	235		-19		292	-38
Total comprehensive income Jan-Dec, 2018	883		-19		292	-38	648
Dividend	-232						-232
Closing balance of equity December 31, 2018[1]	18,239	3,990	6	—	-117	-42	14,402

1      The entire equity is attributable to the shareholder of the Parent Company.

2      The effects of IFRS 9 differ from the effects presented in Note 1b in SEK’s 2017 Annual Report. The difference is related to the calculation of accumulated gains and losses that arise from changes in SEK’s own credit risk, and do not have any net effect on equity.

Statement of Cash Flows in the Consolidated Group in summary
(unaudited except for Jan-Dec 2017)

Skr mn	Jan-Dec 2018	Jan-Dec 2017
Operating activities
Operating profit	852	1,007
Adjustments for non-cash items in operating profit	14	274
Income tax paid	-366	-365
Changes in assets and liabilities from operating activities	-24,145	8,534
Cash flow from operating activities	-23,645	9,450

Investing activities
Capital expenditures	-21	-10
Cash flow from investing activities	-21	-10

Financing activities
Change in senior debt	25,102	-9,919
Derivatives, net	1,830	-4,931
Change in subordinated debt	-2,322	—
Dividend paid	-232	-234
Cash flow from financing activities	24,378	-15,084

Cash flow for the period	712	-5,644

Cash and cash equivalents at beginning of the period	1,231	7,054
Cash flow for the period	712	-5,644
Exchange-rate differences on cash and cash equivalents	473	-179
Cash and cash equivalents at end of the period[1]	2,416	1,231

1      Cash and cash equivalents include, in this context, cash at banks that can be immediately converted into cash and short-term deposits for which the time to maturity does not exceed three months from trade date.

Notes

Note 1.           Applied accounting principles and impacts from changes in accounting principles

Note 2.           Net interest income

Note 3.           Net results of financial transactions

Note 4.           Impairments

Note 5.           Financial assets and liabilities at fair value

Note 6.           Derivatives

Note 7.           CIRR-system

Note 8.           Pledged assets and contingent liabilities

Note 9.           Capital adequacy

Note 10.         Exposures

Note 11.         Transactions with related parties

Note 12.         Events after the reporting period

All amounts are in Skr million, unless otherwise indicated. All figures concern the Consolidated Group, unless otherwise indicated.

Note 1. Applied accounting principles and impacts from changes in accounting principles

This condensed year-end report is presented in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting. The Group’s consolidated accounts have been prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) together with the interpretations from IFRS Interpretations Committee (IFRS IC). The IFRS standards applied by SEK are all endorsed by the European Union (EU). The accounting also follows the additional standards imposed by the Annual Accounts Act for Credit Institutions and Securities Companies (1995:1559) (ÅRKL) and the regulation and general guidelines issued by Finansinspektionen (the Swedish FSA), “Annual Reports in Credit Institutions and Securities Companies” (FFFS 2008:25). In addition to this, the supplementary accounting rules for groups (RFR 1) issued by the Swedish Financial Reporting Board have been applied. SEK also follows the state’s general guidelines regarding external reporting in accordance with its corporate governance policy and guidelines for state-owned companies.

During the second quarter of 2018, the winding-down of the subsidiary Venantius AB, including its wholly-owned subsidiary VF Finans AB, was completed. The winding-down did not have any material effect on the Group’s results, assets or liabilities. The Consolidated Group as of December 31, 2018 encompasses SEK and its newly-formed, wholly-owned, non-active subsidiary, SEKETT AB. These are jointly referred to as the “Consolidated Group” or the “Group”. The consolidation of SEK pursuant to the supervisory regulation, as supervised by the Swedish FSA, differs from the consolidation in the Consolidated Financial Statements, as SEKETT AB is not a financial company and no consolidation of SEK pursuant to the supervisory regulation was made.

The accounting policies, methods of computation and presentation of the Consolidated Group and the Parent Company are, in all material aspects, the same as those used for the 2017 annual financial statements except for the application of the new and amended standards from IASB that entered into force beginning January 1, 2018 and the offset of derivative assets and derivative liabilities in relation to central clearing counterparties. This year-end report does not include all the disclosures required in the annual financial statements, and should be read in conjunction with the company’s annual financial statements as of December 31, 2017.

As of January 1, 2018, SEK began applying IFRS 9 Financial Instruments, which replaced the previous regulatory framework IAS 39 Financial Instruments: Recognition and Measurement.  The impact of the transition to IFRS 9 on SEK is summarized as follows:

•    As of January 1, 2018, SEK assessed its liquidity investments, which were previously classified as available-for-sale assets. The conclusion of the assessment was that liquidity investments are included in a portfolio where the business model entails measurement at fair value and, accordingly, they are recognized at fair value through profit or loss (FVTPL). Liquidity investments that were previously classified at fair value pursuant to the fair value option (FVO) are also classified at FVTPL. Certain fixed-rate liquidity investments were previously subject to hedge accounting and, as of January 1, 2018, these hedge accounting relationships have been terminated since liquidity investments are now measured at FVTPL.

•    SEK’s lending meets the conditions for the solely payments of principal and interest (SPPI) tests and uses a business model that aims to collect contractual cash flows, which means SEK’s lending is measured at amortized cost.

•    Gains and losses that arise from changes in SEK’s own credit risk on liabilities designated at fair value are recognized in the reserve for own credit risk under Other comprehensive income and are not reclassified to profit or loss in the financial statements of the Group. In the financial statements of the Parent Company, these gains and losses continue to be recognized under Net results of financial transactions in Net profit, consistent with past practice.

•    The principle applied for the impairment of exposures has changed from an approach based on incurred credit loss events under IAS 39 to an approach based on expected credit losses (ECL). IFRS 9 requires that all assets measured at amortized cost, including credit commitments and financial guarantees, are to be tested for any impairment, which differs from IAS 39, where collective provisions are not made for off-balance-sheet items or available-for-sale financial assets. Loss allowances (ECL) is expected to mean lower initial impairment amounts but higher volatility over time.

•    As of January 1, 2018, the transition to IFRS 9 had a total impact on the Group’s equity of Skr 14 million. IFRS 9 has no material impact on the Group’s capital adequacy and large exposure ratios. SEK is not restating comparative periods. Comparative information for 2017 is reported pursuant to IAS 39 and is not comparable with the information presented for 2018 under IFRS 9. Differences arising from the introduction of IFRS 9 are recognized directly in retained earnings as of January 1, 2018. Beginning January 1, 2018, SEK has also begun applying IFRS 9 for hedge accounting. Additional information on new accounting policies associated with IFRS 9 and quantitative transition information can be found in Note 1b to the Consolidated Financial Statements in SEK’s 2017 Annual Report.

Beginning on December 31, 2018, derivative assets and derivative liabilities in relation to central clearing counterparties are offset in the consolidated statement of financial position.

As of January 1, 2018, SEK began applying the new standard IFRS 15 Revenue from Contracts with Customers. IFRS 15 is not applicable to financial instruments or leasing agreements. IFRS 15 had a minor effect on SEK’s financial reporting during 2018.

Future changes to IFRS

In January 2016, the IASB issued the new accounting standard IFRS 16 Leases, with changes for lessees. All leases (with the exception of short-term and low-value leases) are to be recognized as right-of-use assets subject to depreciation with corresponding liabilities in the lessee’s balance sheet, and the lease payments recognized as repayments and interest expenses. Lessor accounting remains essentially unchanged. Additional disclosures are also required. SEK’s assessment is that the standard will primarily affect SEK’s recognition of operational leases for rental premises, as the lease definition and lease criteria will not result in other agreements being regarded as leases. SEK has also decided to apply the exceptions for short-term and low-value leases. Right-of-use assets, leasing liabilities, depreciations and interest expenses -are not expected to have any material impact on SEK’s financial statements or capital adequacy or large exposure ratios. The standard became applicable January 1, 2019. SEK will apply the simplified approach during the   transition to IFRS 16.

There are no other IFRS or IFRS IC interpretations that are not yet applicable that are expected to have a material impact on SEK’s financial statements, capital adequacy or large exposure ratios.

Note 2. Net interest income

Skr mn	Oct-Dec 2018	Jul-Sep 2018	Oct-Dec 2017	Jan-Dec 2018	Jan-Dec 2017
Interest income
Loans to credit institutions	472	418	222	1,475	789
Loans to the public	670	668	576	2,534	2,265
Loans in the form of interest-bearing securities	172	171	146	672	629
Interest-bearing securities excluding loans in the form of interest-bearing securities	151	124	125	523	458
Derivatives	-44	-49	-81	-210	-372
Administrative remuneration CIRR-system[1]	44	42	30	157	125
Other assets	1	0	1	2	2
Total interest income[2]	1,466	1,374	1,019	5,153	3,896

Interest expenses
Interest expenses	-1,022	-971	-566	-3,445	-2,020
Resolution fee	-66	-67	-48	-266	-193
Total interest expenses	-1,088	-1,038	-614	-3,711	-2,213
Net interest income	378	336	405	1,442	1,683

1      Including administrative remuneration for concessionary loans of Skr 2 million during 2018 (2017:Skr 2 million).

2      Interest income calculated using the effective interest method amounted to Skr 4,390 million during 2018 (2017: Skr 3,276 million).

Note 3. Net results of financial transactions

Skr mn	Oct-Dec 2018	Jul-Sep 2018	Oct-Dec 2017	Jan-Dec 2018	Jan-Dec 2017
Derecognition of financial instruments not measured at fair value through profit or loss	12	7	-13	24	-1
Financial assets or liabilities at fair value through profit or loss[1]	21	-63	102	-45	-48
Financial instruments under fair-value hedge accounting	23	50	-46	43	-53
Currency exchange-rate effects on all assets and liabilities excl. currency exchange-rate effects related to revaluation at fair value	0	1	-2	-3	0
Total net results of financial transactions[2]	56	-5	41	19	-102

1      SEK classifies IFRS 9 liquidity investments as financial assets valued at fair value, which means that unrealized gains and losses  are also recognized in net results of financial transactions. Due to IFRS 9 market value changes, arising from changes in credit spread on SEK’s own debt, are not reported in net results of financial transactions, but in other comprehensive income.

2      Difference between Parent Company and Consolidated group for 2018 is due to different accounting principles regarding changes in SEK’s own credit risk, see Note 1.

SEK’s general business model is to hold financial instruments measured at fair value to maturity. The net market value changes are mainly attributable to changes in credit spread on own debt, which, due to IFRS 9, are reported in other comprehensive income, and basis spreads, which is reported in net results of financial transactions. The changes could be significant in a single reporting period, but will not affect earnings over time since the lifetime cumulative changes in the instrument’s market value will net to zero if it is held to maturity and is a performing instrument. When financial instruments are not held to maturity, realized gains and losses can occur, as in cases where SEK repurchases its own debt, or where lending is repaid early and the related hedging instruments are terminated prematurely. These effects are presented in the following line items of net results of financial transactions in the table above: “Derecognition of financial instruments not measured at fair value through profit or loss”, “Financial assets or liabilities at fair value through profit or loss” and “Financial instruments under fair-value hedge accounting”. “Financial assets or liabilities at fair value through profit or loss” and “Financial instruments under fair-value hedge accounting include realized as well as unrealized changes in fair value”.

Note 4. Impairments

Skr mn	Oct-Dec 2018[1]	Jul-Sep 2018[1]	Oct-Dec 2017[2]	Jan-Dec 2018[1]	Jan-Dec 2017[2]
Expected credit losses, stage 1	-6	1	n.a.	6	n.a.
Expected credit losses, stage 2	-1	-1	n.a.	14	n.a.
Expected credit losses, stage 3	6	-22	n.a.	-13	n.a.
Impairment of financial assets	n.a.	n.a.	-5	n.a.	-59
Reversal of previous write-downs	n.a.	n.a.	63	—	110
Established losses	—	—	—	—	-47
Reserves applied to cover established credit losses	—	—	—	—	46
Recovered credit losses	—	—	0	0	1
Net credit losses	-1	-22	58	7	51

1       Expected credit losses according to IFRS 9.

2       Impairments according to IAS 39.

	December 31, 2018				December 31, 2017
Skr mn	Stage 1	Stage 2	Stage 3	Total	Total
Loans, before expected credit losses	178,417	29,255	1,424	209,096	195,275
Off balance, before expected credit losses	24,166	31,423	1	55,590	77,485
Total, before expected credit losses	202,583	60,678	1,425	264,686	272,760

Loss allowance, loans	-34	-21	-82	-137	-155
Loss allowance, off balance[1]	0	0	-2	-2	—
Total, loss allowance	-34	-21	-84	-139	-155
Provision ratio	0.02%	0.03%	5.89%	0.05%	0.06%

1       Recognized under provision in Consolidated Statement of Financial Position.

Loss Allowance, January-September, 2018

	December 31, 2018				December 31, 2017
Skr mn	Stage 1	Stage 2	Stage 3	Total	Total
Opening balance[1]	-38	-33	-66	-137	-254
Increases due to origination and acquisition	-12	-2	-1	-15	n.a.
Net remeasurement of loss allowance	12	9	-14	7	51
Transfer to stage 1	0	0	—	0	n.a.
Transfer to stage 2	1	-1	—	0	n.a.
Transfer to stage 3	0	-2	2	0	n.a.
Decreases due to derecognition	5	10	0	15	n.a.
Decrease in allowance account due to write-offs	—	—	—	—	46
Exchange-rate differences[2]	-2	-2	-5	-9	2
Closing balance	-34	-21	-84	-139	-155

1      Effect on opening balance after implementation of IFRS 9 Skr 18 million.

2      Recognized under Net results of financial transactions in Statement of Comprehensive Income.

3      According to IAS 39.

Note 5. Financial assets and liabilities at fair value

	December 31, 2018
Skr mn	Book value	Fair value	Surplus value (+)/ Deficit value (–)
Cash and cash equivalents	2,416	2,416	—
Treasuries/governments bonds	11,117	11,117	—
Other interest-bearing securities except loans	48,665	48,665	—
Loans in the form of interest-bearing securities	36,781	37,666	885
Loans to credit institutions	27,725	27,709	-16
Loans to the public	161,094	164,734	3,640
Derivatives	6,529	6,529	—
Total financial assets	294,327	298,836	4,509

Borrowing from credit institutions	2,247	2,247	—
Debt securities issued	255,600	256,619	1,019
Derivatives	21,934	21,934	—
Total financial liabilities	279,781	280,800	1,019

	December 31, 2017
Skr mn	Book value	Fair value	Surplus value (+)/ Deficit value (–)
Cash and cash equivalents	1,231	1,231	—
Treasuries/governments bonds	4,382	4,382	—
Other interest-bearing securities except loans	39,807	39,807	—
Loans in the form of interest-bearing securities	41,125	42,352	1,227
Loans to credit institutions	23,198	23,451	253
Loans to the public	141,111	144,935	3,824
Derivatives	7,803	7,803	—
Total financial assets	258,657	263,961	5,304

Borrowing from credit institutions	2,317	2,317	—
Debt securities issued	222,516	223,465	949
Derivatives	16,480	16,480	—
Subordinated liabilities	2,040	2,047	7
Total financial liabilities	243,353	244,309	956

Determination of fair value

The determination of fair value is described in SEK’s 2017 Annual Report, see Note 1a (h) (viii) Principles for determination of fair value of financial instruments and (ix) Determination of fair value of certain types of financial instruments.

Financial assets in fair value hierarchy

	Financial assets at fair value through profit or loss				Available-for-sale under IAS 39[1]
Skr mn	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Treasuries/governments bonds	—	11,117	—	11,117
Other interest-bearing securities except loans	—	48,665	—	48,665
Derivatives	—	4,596	1,933	6,529
Total, December 31, 2018	—	64,378	1,933	66,311
Total, December 31, 2017	—	5,942	1,974	7,916	4,382	39,694	—	44,076

1      Due to the transition to IFRS 9, the financial assets classified as available-for-sale under IAS 39  are now classified as  “Financial assets at fair value through profit or loss”.

Financial liabilities in fair value hierarchy

	Financial liabilities at fair value through profit or loss
Skr mn	Level 1	Level 2	Level 3	Total
Debt securities issued	—	16,789	47,898	64,687
Derivatives	—	15,414	6,520	21,934
Total, December 31, 2018	—	32,203	54,418	86,621

Total, December 31, 2017	—	34,086	45,815	79,901

Transfers were made between level 2 and level 3 during 2018, which amounted Skr 2,097 million (year-end 2017: Skr - million). The transfers were due to improved classification.

Financial assets and liabilities at fair value in Level 3, December 31, 2018

Skr mn	January 1, 2018	Purchases	Settlements & sales	Transfers to Level 3	Transfers from Level 3	Gains (+) and losses (–) through profit or loss[1]	Gains (+) and losses (–) in Other comprehensive income	Exchange- rate differences	December 31, 2018
Debt securities issued	-42,995	-13,199	10,258	2,486	-425	4,340	250	-8,613	-47,898
Derivatives, net	-846	3	-31	57	-21	-4,157	—	408	-4,587
Net assets and liabilities, 2018	-43,841	-13,196	10,227	2,543	-446	183	250	-8,205	-52,485

Financial assets and liabilities at fair value in Level 3, December 31, 2017

Skr mn	January 1, 2017	Purchases	Settlements & sales	Transfers to Level 3	Transfers from Level 3	Gains (+) and losses (–) through profit or loss[1]	Exchange- rate differences	December 31, 2017
Other interest-bearing securities except loans	257	—	-250	—	—	-6	-1	—
Debt securities issued	-48,217	-19,077	24,627	—	—	1,044	-1,372	-42,995
Derivatives, net	-2,404	3	-4,342	—	—	-1,202	7,099	-846
Net assets and liabilities, 2017	-50,364	-19,074	20,035	—	—	-164	5,726	-43,841

1      Gains and losses through profit or loss, including the impact of exchange-rates, is reported as net interest income and net results of financial transactions. The unrealized fair value changes for assets and liabilities, including the impact of exchange-rates, held as of December 31, 2018, amounted to a Skr 157 million gain (year-end 2017: Skr 768 million loss) and are reported as net results of financial transactions.

Uncertainty of valuation of Level 3 instruments

As the estimation of the parameters included in the models to calculate the market value of Level 3 instruments is associated with subjectivity and uncertainty, SEK has, in accordance with IFRS 13, conducted an analysis of the difference in fair value of Level 3 instruments using other established parameter values. Option models and discounted cash flows are used to value the Level 3 instruments. For Level 3 instruments with a longer duration where extrapolated discount curves are used, a sensitivity analysis has been conducted with regards to the interest. The revaluation of the portfolio is made using an interest rate shift of +/– 10 basis points. For the Level 3 instruments that are significantly affected by different types of correlations, which are not based on observable market data, a revaluation has been made by shifting the correlations. The basis for this sensitivity analysis is therefore the revaluation of the relevant part of the portfolio, where the correlations have been adjusted by +/– 10 percentage points. After the revaluation is performed, the max/min value for each transaction is identified. For Level 3 instruments that are significantly affected by non-observable market data, such as SEK’s own creditworthiness, a revaluation has been made by shifting the credit curve. The revaluation is made by shifting the credit spreads by +/- 10 basis points, which has been assessed as a reasonable change in SEK’s credit spread. The analysis shows the impact of the non-observable market data on the market value. In addition, the market value will be affected by observable market data.

The result of the analysis corresponds with SEK’s business model where issued securities are linked with a matched hedging derivative. The underlying market data is used to evaluate the issued security as well as to evaluate the fair value in the derivative. This means that a change in fair value of the issued security, excluding SEK’s own credit spread, is offset by an equally large change in fair value in the derivative.

Sensitivity analysis — level 3 assets and liabilities

	December 31, 2018
Assets and liabilities Skr mn	Fair Value	Unobservable input	Range of estimates for unobservable input[1]	Valuation method	Sensitivity max	Sensitivity min

Equity	-2,417	Correlation	0.70-0.07	Option Model	6	-6
Interest rate	972	Correlation	0.21(0.12)	Option Model	-95	90
FX	-2,971	Correlation	0.84-(0.94)	Option Model	22	-19
Other	-171	Correlation	0.53-(0.01)	Option Model	1	-1
Sum derivatives, net	-4,587				-66	64

Equity	-680	Correlation	0.70-0.07	Option Model	-7	6
		Credit spreads	10BP - (10BP)	Discounted cash flow	28	-28
Interest rate	-47,090	Correlation	0.21-(0.12)	Option Model	97	-94
		Credit spreads	10BP - (10BP)	Discounted cash flow	116	-113
FX	-32	Correlation	0.84-(0.94)	Option Model	-23	20
		Credit spreads	10BP - (10BP)	Discounted cash flow	95	-96
Other	-96	Correlation	0.53-(0.01)	Option Model	-1	1
		Credit spreads	10BP - (10BP)	Discounted cash flow	3	-3
Sum debt securities issued	-47,898				308	-307
Total effect on total comprehensive income[2]					242	-243

Other interest-bearing securities except loans, December 31, 2017	0				0	0
Derivatives, net, December 31, 2017	-846				-167	155
Debt securities issued, December 31, 2017	-42,995				381	-366
Total effect on total comprehensive income, December 31, 2017[2]					214	-211

1      Represents the range of correlations that SEK has determined market participants would use when pricing the instruments. The structures are represented both in the security and the derivative hedging the bond. The sensitivity analysis is based on a shift in the interval for correlation between 0.1 and —0.1. The correlation is expressed as a value between 1 and —1, where 0 indicates no relationship, 1 indicates maximum positive relationship and -1 indicates maximum negative relationship. The maximum correlation in the range of unobservable inputs can thus be from 1 to —1. The table presents the scenario analysis of the effect on Level 3 instruments, with maximum positive and negative changes.

2      Of the total impact on total comprehensive income, the sensitivity effect of SEK’s own credit spread was Skr 242 million (2017: Skr 211 million) under a maximum scenario and Skr -240 million (2017: Skr -208 million) under a minimum scenario.

Fair value related to credit risk

	Fair value originating from credit risk (- liabilities increase/ + liabilities decrease)		The period’s change in fair value originating from credit risk (+ income/ - loss)
Skr mn	December 31, 2018	December 31, 2017	Jan—Dec 2018	Jan—Dec 2017
CVA/DVA, net[1]	-29	-8	-21	6
OCA[2]	-150	-578	374	-195

1      Credit value adjustment (CVA) and Debt value adjustment (DVA) reflects how the counterparties’ credit risk as well as SEK’s own credit rating affects the fair value of derivatives.

2       Own credit adjustment (OCA) reflects how the changes in SEK’s credit rating affects the fair value of financial liabilities measured at fair value through profit and loss.Changes in creditworthiness is, as of January 1, 2018 presented in other comprehensive income according to IFRS 9. The effect of IFRS 9 differs from the closing balance as of December 31, 2017. The difference is related to the calculation of accumulated gains and losses that arise from changes in SEK’s own credit risk, and do not have any net effect on equity.

Note 6. Derivatives

Derivatives by categories

	December 31, 2018			December 31, 2017
Skr mn	Assets Fair value	Liabilities Fair value	Nominal amounts	Assets Fair value	Liabilities Fair value	Nominal amounts
Interest rate-related contracts	3,842	10,207	280,808	3,781	9,132	245,788
Currency-related contracts	2,630	8,799	162,870	3,772	6,879	139,614
Equity-related contracts	57	2,755	16,014	250	303	13,246
Contracts related to commodities, credit risk, etc.	—	173	-1,920	—	166	-1,183
Total derivatives	6,529	21,934	457,772	7,803	16,480	397,465

In accordance with SEK’s policies with regard to counterparty, interest rate, currency exchange, and other exposures, SEK uses, and is a party to, different kinds of derivative instruments, mostly various interest rate-related and currency exchange-

related contracts primarily to hedge risk exposure inherent in financial assets and liabilities. These contracts are carried at fair value in the statements of financial position on a contract-by-contract basis.

Note 7. CIRR-system

Pursuant to the company’s assignment as stated in its owner instruction issued by the Swedish government, SEK administers credit granting in the Swedish system for officially supported export credits (CIRR-system). SEK receives compensation from the Swedish government in the form of an administrative fee, which is calculated based on the principal amount outstanding.

All assets and liabilities related to the CIRR-system are included in the consolidated statement of financial position and in the Parent Company’s balance sheet since SEK bears the credit risk for the lending and acts as the counterparty for lending and borrowing. Unrealized revaluation effects on derivatives related to the CIRR-system are recognized on a net basis under Other assets.

SEK has determined that the CIRR-system should be considered an assignment whereby SEK acts as an agent on behalf of the Swedish government, rather than being the principal in individual transactions. Accordingly, interest income, interest expense and other costs pertaining to CIRR-system assets and liabilities are not recognized in SEK’s statement of comprehensive income.

The administrative compensation received by SEK from the Swedish government is recognized as part of interest income in SEK’s statement of comprehensive income since the commission received in compensation is equivalent to interest. Any income for SEK that arises from its credit arranger role is recognized in SEK’s statement of comprehensive income under net interest income. Net credit losses are shown in the statement of comprehensive income for SEK as SEK bears the credit risk for the lending. Refer also to Note 1a (f) in SEK’s 2017 Annual Report.

The administrative fee paid by the state to SEK as compensation is recognized in the CIRR-system as administrative compensation to SEK. Arrangement fees to SEK are recognized together with other arrangement fees as interest expenses. Refer to the following tables.

In addition to the CIRR-system, SEK administers the Swedish government’s previous concessionary credit program according to the same principles as the CIRR-system. No new lending is being offered under the concessionary credit program. As of December 31, 2018, concessionary loans outstanding amounted to Skr 663 million (year-end 2017: Skr 754 million) and operating profit for the program amounted to Skr -42 million for 2018 (2017: Skr -48 million). The administrative compensation to SEK amounted to Skr -2 million (2017: Skr -2 million).

Statement of Comprehensive Income for the CIRR-system

Skr mn	Oct-Dec 2018	Jul—Sep 2018	Oct-Dec 2017	Jan-Dec 2018	Jan—Dec 2017
Interest income	459	432	353	1,624	1,343
Interest expenses	-423	-397	-309	-1,480	-1,115
Net interest income	36	35	44	144	228

Interest compensation	0	1	0	20	26
Exchange-rate differences	1	-1	0	9	-6
Profit before compensation to SEK	37	35	44	173	248
Administrative remuneration to SEK	-44	-41	-30	-155	-123
Operating profit CIRR-system	-7	-6	14	18	125
Reimbursement to (—) / from (+) the State	7	6	-14	-18	-125

Statement of Financial Position for the CIRR-system (included in SEK’s statement of financial position)

Skr mn	December 31, 2018	December 31, 2017
Cash and cash equivalents	—	10
Loans	69,922	49,124
Derivatives	502	522
Other assets	4,090	3,472
Prepaid expenses and accrued revenues	561	364
Total assets	75,075	53,492

Liabilities	70,144	49,252
Derivatives	4,408	3,789
Accrued expenses and prepaid revenues	523	451
Total liabilities	75,075	53,492

Commitments
Committed undisbursed loans	47,664	69,166
Binding offers	616	628

Note 8. Pledged assets and contingent liabilities

Skr mn	December 31, 2018	December 31, 2017
Collateral provided
Cash collateral under the security agreements for derivative contracts	16,374	10,314
Contingent liabilities[1]
Guarantee commitments	4,032	3,360
Commitments[1]
Committed undisbursed loans	50,814	72,914
Binding offers	744	1,211

1       For expected credit losses in guarantee commitments, committed undisbursed loans and binding offers see Note 4.

Note 9. Capital adequacy

Capital adequacy analysis

In 2018, the subsidiary Venantius AB has been liquidated, which means that capital requirements are calculated at the parent company level and no longer on a consolidated level. The capital situation comprises the parent company AB Svensk Exportkredit.

	December 31, 2018	December 31, 2017
Capital ratios excl. of buffer requirements[1]
Common Equity Tier 1 capital ratio	20.1%	20.6%
Tier 1 capital ratio	20.1%	20.6%
Total capital ratio[2]	20.1%	23.0%
Institution-specific Common Equity Tier 1 capital requirement incl. buffers[3]	8.5%	8.4%
of which minimum Common Equity Tier 1 requirement	4.5%	4.5%
of which Capital conservation buffer	2.5%	2.5%
of which Countercyclical Buffer	1.5%	1.4%
of which Systemic Risk Buffer	—	—
Common Equity Tier 1 capital available to meet buffers[4]	12.1%	14.6%
Total capital ratio according to Basel I floor	n.a.	21.9%

1      Capital ratios excl. of buffer requirements are the quotients of the relevant capital measure and the total risk exposure amount. The minimum requirements according to CRR (Regulation (EU) No 575/2013 of the European Parliament and of the Council of June 26, 2013 on prudential requirements for credit institutions and investment firms and amending Regulation (EU) No 648/2012) have fully come into force in Sweden without regard to the transitional period. The minimum requirements are 4.5 percent, 6.0 percent and 8.0 percent related to Common Equity Tier 1 capital, Tier 1 capital and total Own Funds respectively.

2      The reduction in Total capital ratio is mainly due to the fact that the Tier 2 capital is no longer included in Own funds. See footnote in the table “Own funds - Adjusting items” below.

3      Expressed as a percentage of total risk exposure amount.

4      Common Equity Tier 1 capital ratio as reported less minimum requirement of 4.5 percent and less 3.5 percent, consisting of Common Equity Tier 1 capital used to meet the Tier 1 and Tier 2 requirements, since SEK in 2018 did not have any Additional Tier 1 or Tier 2 capital. In 2017, Common Equity Tier 1 capital was not used to meet the Tier 2 requirements as Tier 2 capital existed and was used to meet the Tier 2 requirements.

For further information on capital adequacy and risks, see the section entitled “Risk and capital management” in SEK’s 2017 Annual Report.

Own funds — Adjusting items

Skr mn	December 31, 2018	December 31, 2017[4]
Share capital	3,990	3,990
Retained earnings	11,239	12,782
Accumulated other comprehensive income and other reserves	1,256	30
Independently reviewed profit net of any foreseeable charge or dividend	1,615	540
Common Equity Tier 1 (CET1) capital before regulatory adjustments[1]	18,100	17,342
Additional value adjustments due to prudent valuation	-496	-396
Intangible assets	-43	-66
Fair value reserves related to gains or losses on cash flow hedges	-6	-25
Gains or losses on liabilities valued at fair value resulting from changes in own credit standing	112	446
Negative amounts resulting from the calculation of expected loss amounts	-136	-65
Total regulatory adjustments to Common Equity Tier 1 capital	-569	-106
Total Common Equity Tier 1 capital	17,531	17,236
Additional Tier 1 capital	—	—
Total Tier 1 capital	17,531	17,236
Tier 2-eligible subordinated debt[2]	—	2,049
Credit risk adjustments[3]	—	—
Total Tier 2 capital	—	2,049
Total Own funds	17,531	19,285
Total Own funds according to Basel I floor	n.a.	19,350

1      The equty-portions of untaxed reserves is included in the line “Accumulated other comprehensive income and other reserves”.

2      In June 2018, SEK received permission from its competent authority (Swedish FSA) to call its Tier 2 eligible subordinated debt instrument in accordance with its terms. As a result of  the permission from Swedish FSA, SEK was required to reduce the level of own funds by the outstanding principal amount of the instrument. The Board of Directors of SEK in September 2018 decided that SEK would exercise its right to call the instrument and the instrument was redeemed on November 14, 2018.

3      Expected loss amount calculated according to the IRB approach is a gross deduction from Own funds. The gross deduction is decreased by impairment related to exposure ratios for which expected loss is calculated. Excess amounts of such impairment will increase Own funds. This increase is limited to 0.6 percent of SEK’s risk exposure amount according to the IRB approach related to exposures to central governments, corporates and financial institutions. As of December 31, 2018, the limitation rule has not had any effect (year-end 2017: no effect).

4      Comparative figures are shown at the level of the Consolidated Group, since a consolidated level of the capital situation was in effect in 2017.

Minimum capital requirements exclusive of buffer

	December 31, 2018			December 31, 2017
Skr mn	EAD[1]	Risk exposure amount	Minimum capital requirement	EAD[1]	Risk exposure amount	Minimum capital requirement
Credit risk standardized method
Corporates	1,701	1,701	136	1,316	1,316	105
Total credit risk standardized method	1,701	1,701	136	1,316	1,316	105

Credit risk IRB method
Central Governments	171,572	9,905	792	161,429	9,331	747
Financial institutions[2]	33,953	9,880	790	38,163	12,688	1,015
Corporates [3]	113,987	59,486	4,760	104,630	53,763	4,301
Assets without counterparty	90	90	7	121	121	10
Total credit risk IRB method	319,602	79,361	6,349	304,343	75,903	6,073

Credit valuation adjustment risk	n.a.	2,037	163	n.a.	1,989	159
Foreign exchange risk	n.a.	879	70	n.a.	1,326	106
Commodities risk	n.a.	10	1	n.a.	13	1
Operational risk	n.a.	3,066	245	n.a.	3,284	263
Total	321,303	87,054	6,964	305,659	83,831	6,707
Adjustment according to Basel I floor	n.a.	n.a.	n.a.	n.a.	4,503	360
Total incl. Basel I floor	n.a.	n.a.	n.a.	n.a.	88,334	7,067

1   Exposure at default (EAD) shows the size of the outstanding exposure at default.

2   Of which counterparty risk in derivatives: EAD Skr 4 525 million (year-end 2017: Skr 4,131 million), Risk exposure amount of Skr 1 668 million (year-end 2017: Skr 1,574 million) and Capital requirement of Skr 133 million (year-end 2017: Skr 126 million).

3   Of which related to specialized lending: EAD Skr 3,400 million (year-end 2017: Skr 2,478 million), Risk exposure amount of Skr 2 157 million (year-end 2017: Skr 1,643 million) and Capital requirement of Skr 173 million (year-end 2017: Skr 131 million).

Credit risk

For risk classification and quantification of credit risk, SEK uses the IRB approach. Specifically, SEK applies the Foundation Approach. Under the Foundation Approach, the company determines the probability of default within one year (PD) for each of its counterparties, while the remaining parameters are established in accordance with CRR. The Swedish FSA has approved SEK’s IRB approach. Certain exposures are, by permission from the Swedish FSA, exempted from application of the IRB approach, and, instead, the standardized approach is applied. Counterparty risk exposure amounts in derivatives are calculated in accordance with the mark-to-market method.

Credit valuation adjustment risk

Credit valuation adjustment risk is calculated for all over-the-counter derivative contracts, except for credit derivatives used as credit protection and transactions with a qualifying central counterparty. SEK calculates this capital requirement according to the standardized method.

Foreign exchange risk

Foreign exchange risk is calculated according to the standardized approach, whereas the scenario approach is used for calculating the gamma and volatility risks.

Commodities risk

Capital requirements for commodity risk are calculated in accordance with the simplified approach under the standardized approach. The scenario approach is used for calculating the gamma and volatility risks.

Operational risk

Capital requirement for operational risk is calculated according to the standardized approach. The company’s operations are divided into business areas as defined in the CRR. The capital requirement for each area is calculated by multiplying a factor depending on the business area by an income indicator. The factors applicable for SEK are 15 percent and 18 percent. The income indicators consist of the average operating income for the past three financial years for each business area.

Transitional rules

On January 1, 2018, capital requirements and reporting applicable to the Basel I floor ceased to apply. The Basel I floor constituted a minimum capital requirement introduced as a transitional rule in 2007 that was valid until 2017. The capital adequacy ratios reflect the full impact of IFRS 9 as no transitional rules for IFRS 9 were utilized.

For further information on the calculation of each risk, see SEK’s 2017 Capital and Adequacy and Risk Management (Pillar 3) Report.

Capital buffer requirements

SEK expects to meet capital buffer requirements with Common Equity Tier 1 capital. The mandatory capital conservation buffer is 2.5 percent. The countercyclical buffer rate that is applied to exposures located in Sweden was increased from 1.5 percent to 2.0 percent as of March 19, 20171. As of December 31, 2018, the capital requirement related to relevant exposures in Sweden is 70 percent (year-end 2017: 67 percent) of the total relevant capital requirement regardless of location; this fraction is also the weight applied on the Swedish buffer rate when calculating SEK’s countercyclical capital buffer. Buffer rates applicable in other countries may have effects on SEK, but as most capital requirements for SEK’s relevant credit exposures are related to Sweden, the potential effect is limited. As of December 31, 2018, the contribution to SEK’s countercyclical buffer from buffer rates in other countries was 0.08 percentage points (year-end 2017: 0.05 percentage points). SEK has not been classified as a systemically important institution by any financial regulatory authority. The capital buffer requirements for systemically important institutions that came into force January 1, 2016 therefore do not apply to SEK.

Leverage Ratio

Skr mn	December 31, 2018	December 31, 2017
Exposure measure for the leverage ratio
On-balance sheet exposures	281,529	249,244
Off-balance sheet exposures	33,159	42,168
Total exposure measure	314,688	291,412
Leverage ratio	5.6%	5.9%

The leverage ratio is defined by CRR as the quotient of the Tier 1 capital and an exposure measure. Currently there is no minimum requirement for the leverage ratio. The leverage ratio reflects the full impact of IFRS 9 as no transitional rules were utilized.

Internally assessed economic capital excl. buffer

Skr mn	December 31, 2018	December 31, 2017
Credit risk	7,008	6,898
Operational risk	239	142
Market risk	1,094	1,573
Other risks	163	170
Capital planning buffer	1,966	2,005
Total	10,470	10,788

SEK regularly conducts an internal capital adequacy assessment process, during which the company determines how much capital is needed in order to cover its risks. The result of SEK’s assessment of capital adequacy is presented above. For more information regarding the internal capital adequacy assessment process and its methods, please see the Risk and Capital management section of SEK’s 2017 Annual Report.

Note 10. Exposures

Net exposures are reported after taking into consideration effects of guarantees and credit default swaps. Amounts are calculated in accordance with capital adequacy calculations, but before the application of credit conversion factors.

Total net exposures

Skr bn	Credits & interest-bearing securitites				Undisbursed credits, derivatives, etc				Total
Classified by type of	December 31, 2018		December 31, 2017		December 31, 2018		December 31, 2017		December 31, 2018		December 31, 2017
counterparty	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Central governments	121.2	43.8	97.1	39.6	48.4	80.3	70.0	85.1	169.6	50.3	167.1	51.1
Regional governments	13.4	4.8	11.4	4.7	—	—	—	—	13.4	4.0	11.4	3.5
Multilateral development banks	0.1	0.0	0.0	0.0	0.0	0.0	—	—	0.1	0.0	0.0	0.0
Public Sector Entity	0.6	0.2	0.4	0.2	—	—	—	—	0.6	0.2	0.4	0.1
Financial institutions	28.7	10.4	32.7	13.3	5.5	9.1	5.9	7.2	34.2	10.1	38.6	11.8
Corporates	113.1	40.8	103.4	42.2	6.4	10.6	6.3	7.7	119.5	35.4	109.7	33.5
Total	277.1	100.0	245.0	100.0	60.3	100.0	82.2	100.0	337.4	100.0	327.2	100.0

1       In September 2018, the Swedish FSA decided to raise the countercyclical buffer rate from 2.0 to 2.5 per cent. The amendments will enter into force on September 19, 2019.

Net exposure by region and exposure class, as of December 31, 2018

Skr bn	Middle East/ Africa/ Turkey	Asia excl. Japan	Japan	North America	Oceania	Latin America	Sweden	West European countries excl. Sweden	Central- and East European countries	Total
Central governments	—	0.7	4.0	3.9	—	0.9	139.0	18.0	3.1	169.6
Regional governments	—	—	—	—	—	—	13.2	0.2	—	13.4
Multilateral development banks	—	—	—	—	—	—	—	0.1	—	0.1
Public Sector Entity	—	—	—	—	—	—	—	0.6	—	0.6
Financial institutions	—	2.4	0.9	6.9	1.1	0.3	8.7	13.6	0.3	34.2
Corporates	4.6	3.1	3.1	2.9	—	3.0	80.5	22.2	0.1	119.5
Total	4.6	6.2	8.0	13.7	1.1	4.2	241.4	54.7	3.5	337.4

Net exposure by region and exposure class, as of December 31, 2017

Skr bn	Middle East/ Africa/ Turkey	Asia excl. Japan	Japan	North America	Oceania	Latin America	Sweden	West European countries excl. Sweden	Central- and East European countries	Total
Central governments	—	0.7	4.0	2.4	—	0.9	145.1	10.9	3.1	167.1
Regional governments	—	—	—	—	—	—	11.2	0.2	—	11.4
Multilateral development banks	—	—	—	—	—	—	—	0.0	—	0.0
Public Sector Entity	—	—	—	—	—	—	—	0.4	—	0.4
Financial institutions	—	3.0	0.5	9.6	1.2	1.1	6.9	16.0	0.3	38.6
Corporates	4.9	3.6	1.7	2.9	—	3.3	72.2	21.0	0.1	109.7
Total	4.9	7.3	6.2	14.9	1.2	5.3	235.4	48.5	3.5	327.2

Net exposure European countries, excluding Sweden

Skr bn	December 31, 2018	December 31, 2017
France	9.0	10.3
Germany	7.5	4.7
United Kingdom	6.8	7.7
Norway	6.8	6.2
Denmark	5.8	4.8
Finland	5.5	7.1
Austria	4.6	0.0
Poland	3.1	3.1
The Netherlands	2.8	2.6
Luxembourg	1.9	0.4
Spain	1.4	2.6
Belgium	1.1	0.9
Switzerland	0.8	0.5
Ireland	0.4	0.4
Latvia	0.2	0.2
Italy	0.2	0.1
Iceland	0.2	0.2
Portugal	0.1	—
Estonia	0.0	0.1
Russia	0.0	0.1
Hungary	0.0	0.0
Total	58.2	52.0

Note 11. Transactions with related parties

Transactions with related parties are described in Note 28 in SEK’s 2017 Annual Report. No material changes have taken place in relation to transactions with related parties compared to the descriptions in SEK’s 2017 Annual Report.

Note 12. Events after the reporting period

In order to increase the focus on customers, SEK has made certain organizational changes.

Three new roles were created: Executive Vice President, Strategic Partnerships and Relationships; Chief Financial Officer (CFO); and Head of Business Development, Business Support and Transformation. This stage of organizational changes became effective on January 1, 2019.

Hélène Westholm chose to leave the Board after approximately one year of service, effective January 31, 2019.  On January 31, 2019, the Board determined that Hanna Lagercrantz will be a Board observer (Sw: adjungerad ledamot) until her election to the Board, which is expected to occur at the next Annual General Meeting on March 28, 2019.

This Year-end report has not been subject to review by the Company’s auditors.

The Board of Directors and the Chief Executive Officer confirm that this Year-end report provides a fair overview of the Parent Company’s and the Consolidated Group’s operations and their respective financial position and results, and describes material risks and uncertainties facing the Parent Company and other companies in the Consolidated Group.

Stockholm, January 31, 2019

AB SVENSK EXPORTKREDIT

SWEDISH EXPORT CREDIT CORPORATION

Lars Linder-Aronson	Cecilia Ardström	Anna Brandt
Chairman of the Board	Director of the Board	Director of the Board

Reinhold Geijer	Hans Larsson	Eva Nilsagård
Director of the Board	Director of the Board	Director of the Board

Ulla Nilsson	Hélène Westholm
Director of the Board	Director of the Board

Catrin Fransson

Chief Executive Officer

Annual General Meeting

The Annual General Meeting will be held on March 28, 2019.

Annual Report

The Company’s Annual Report is expected to be available at SEK’s web-site www.sek.se beginning February 21, 2019.

SEK has established the following expected dates for the publication of financial information and other related matters:

April 26, 2019	Interim Report for the period January 1, 2019 – March 31, 2019
July 16, 2019	Interim Report for the period January 1, 2019 – June 30, 2019
October 21, 2019	Interim Report for the period January 1, 2019 – September 30, 2019

The report contains information that SEK will disclose pursuant to the Securities Markets Act and/or the Financial Instruments Trading Act. The information was submitted for publication on January 31, 2019 14:00 (CET).

Additional information about SEK, including investor presentations and SEK’s 2017 Annual Report, is available at www.sek.se. Information available on or accessible through SEK’s website is not incorporated herein by reference.

Definitions

Alternative performance measures (see *)

Alternative performance measures (APMs) are key performance indicators that are not defined under IFRS or in the Capital Requirements Directive IV (CRD IV) or in regulation (EU) No. 575/2013 on prudential requirements for credit institutions and investment firms (CRR). SEK has chosen to present these, either because they are in common use within the industry or because they accord with SEK’s assignment from the Swedish government. The APMs are used internally to monitor and manage operations, and are not considered to be directly comparable with similar key performance indicators presented by other companies. For additional information regarding the APMs, refer to www.sek.se.

*After-tax return on equity

Net profit, expressed as a percentage per annum of the current year’s average equity (calculated using the opening and closing balances for the report period).

*Average interest-bearing assets

The total of cash and cash equivalents, treasuries/government bonds, other interest-bearing securities except loans, loans in the form of interest-bearing securities, loans to credit institutions and loans to the public. Calculated using the opening and closing balances for the report period.

*Average interest-bearing liabilities

The total of outstanding senior debt and subordinated liabilities. Calculated using the opening and closing balances for the report period.

Basic and diluted earnings per share (Skr)

Net profit divided by the average number of shares, which amounted to 3,990,000 for each period.

*CIRR loans as percentage of new lending

The proportion of officially supported export credits (CIRR) of new lending.

CIRR-system

The CIRR-system comprises of the system of officially supported export credits (CIRR).

Common Equity Tier 1 capital ratio

The capital ratio is the quotient of total common equity tier 1 capital and the total risk exposure amount.

Large companies

Companies with an annual turnover of more than Skr 5 billion.

Leverage ratio

Tier 1 capital expressed as a percentage of the exposure measured under CRR (refer to Note 9).

Liquidity coverage ratio (LCR)

The liquidity coverage ratio is a liquidity metric that shows SEK’s highly liquid assets in relation to the company’s net cash outflows for the next 30 calendar days. An LCR of 100 percent means that the company’s liquidity reserve is of sufficient size to enable the company to manage stressed liquidity outflows over a period of 30 days. Unlike the Swedish FSA’s rules, the EU rules take into account the outflows that correspond to the need to pledge collateral for derivatives that would arise as a result of the effects of a negative market scenario.

Loans

Lending pertains to all credit facilities provided in the form of interest-bearing securities, and credit facilities granted by traditional documentation. SEK considers these amounts to be useful measurements of SEK’s lending volumes. Accordingly, comments on lending volumes in this report pertain to amounts based on this definition.

*Loans, outstanding and undisbursed

The total of loans in the form of interest-bearing securities, loans to credit institutions, loans to the public and loans, outstanding and undisbursed. Deduction is made for cash collateral under the security agreements for derivative contracts and deposits with time to maturity exceeding three months (see the Statement of Financial Position and Note 8).

Medium-sized companies

Companies with an annual turnover between Skr 500 million and Skr 5 billion, inclusive.

Net stable funding ratio (NSFR)

This ratio measures stable funding in relation to the company’s illiquid assets over a one-year, stressed scenario in accordance with Basel III.

*New lending

New lending includes all new committed loans, irrespective of tenor. Not all new lending is reported in the Consolidated Statement of Financial Position and the Consolidated Statement of Cash Flows since certain portions comprise committed undisbursed loans (see Note 8). The amounts reported for committed undisbursed loans may change when presented in the Consolidated Statement of Financial Position due to changes in exchange rates, for example.

*New long-term borrowings

New borrowings with maturities exceeding one year, for which the amounts are based on the trade date.

*Outstanding senior debt

The total of borrowing from credit institutions, borrowing from the public and debt securities issued.

Own credit risk

Net fair value change due to credit risk on financial liabilities designated as at fair value through profit or loss.

Repurchase and redemption of own debt

The amounts are based on the trade date.

Swedish exporters

SEK’s clients that directly or indirectly promote Swedish export.

Tier 1 capital ratio

The capital ratio is the quotient of total tier 1 capital and the total risk exposure amount.

Total capital ratio

The capital ratio is the quotient of total Own funds and the total risk exposure amount.

Unless otherwise stated, amounts in this report are in millions (mn) of Swedish kronor (Skr), abbreviated “Skr mn” and relate to the group consisting of the Parent Company and its consolidated subsidiary (together, the “Group” or the “Consolidated Group”). AB Svensk Exportkredit (SEK), is a Swedish corporation with the identity number 556084-0315, and with its registered office in Stockholm, Sweden. SEK is a public limited liability company as defined in the Swedish Companies Act. In some instances, under Swedish law, a public company is obliged to add “(publ.)” to its company name.

About SEK

About SEK, AB Svensk Exportkredit

SEK was founded back in 1962 and is currently owned by the Swedish state. Around 260 employees are based at the head office in Stockholm. In addition, SEK has an office in Gothenburg that is shared with the Swedish Export Credits Guarantee Board (EKN) and Business Sweden.

SEK’s mission

Our mission is to ensure access to financial solutions for the Swedish export industry on commercial and sustainable terms. The mission includes making available the officially supported CIRR system, in other words, fixed-interest export credits.

SEK’s vision	Our vision is to strengthen the competitiveness of the Swedish export industry and, thereby to help create employment and sustainable growth in Sweden.

SEK’s core values	We are governed by our core values: Solution orientation, Collaboration and Professionalism.

SEK’s clients

Our clients can be found in the Swedish export industry. We finance companies with operations that are linked to Swedish interests and exports. Clients are found among large to medium-sized companies and their foreign buyers of Swedish products and services.

SEK’s partnerships

Through Team Sweden, we have close partnerships with other export promotion agencies in Sweden such as EKN, Business Sweden, Almi and Swedfund. Our international network is substantial and we also work together with numerous Swedish and international banks.